

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2009

Mr. Shane Ellis
Chief Executive Officer
Ares Ventures Corp.
4600 Lamont Street #4-327
San Diego, CA 92109-3535

> **Re:** **Ares Ventures Corp.**
> **Form S-1/A Filed November 21, 2008**
> **Item 4.01 Form 8-K Filed August 6, 2009**
> **Item 4.01 Form 8-K/A Filed September 8, 2009**
> **File No. 333-154455**

Dear Mr. Ellis:

We have completed our review of your Form S-1/A, Form 8-K and related filings with respect to the issues identified in our letter dated September 2, 2009. We have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief